--------------------- -----------------------------------------------------------------------------------
SEC                   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02)          CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                      A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------- -----------------------------------------------------------------------------------

                                                                          -------------------------------
                                                                          -------------------------------
                                                                          OMB APPROVAL
                                                                          -------------------------------
                             UNITED STATES                                -------------------------------
                   SECURITIES AND EXCHANGE COMMISSION                     OMB Number:
                         WASHINGTON, D.C. 20549                           -------------------------------
                                                                          -------------------------------
                                                                          Expires:
                                                                          -------------------------------
                                                                          -------------------------------
                                                                          Estimated average burden
                                                                          hours per response . . . . . 11
                                                                          -------------------------------


                                  SCHEDULE 13D
                               (AMENDMENT NO. 11)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.      69357C107                     PAGE 2 OF 10 PAGES
-----------------------------------          -----------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BLUM CAPITAL PARTNERS, L.P.      I.R.S. ID: 94-3205364
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          See Item 3
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
------------------ ------- -----------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                   ------- -----------------------------------------------------
   Number of         8     SHARED VOTING POWER
    Shares
 Beneficially              13,939,012 shares (including 4,651,939 shares
   Owned by                issuable upon conversion of notes and payable as
     Each                  shares of interest under the notes) (see Item 5)
  Reporting        ------- -----------------------------------------------------
 Person With         9     SOLE DISPOSITIVE POWER

                           0
                   ------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item
          5)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

          20.8% (see Item 5)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN, IA
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.      69357C107                     PAGE 3 OF 10 PAGES
-----------------------------------          -----------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          RICHARD C. BLUM & ASSOCIATES, INC.             I.R.S. ID:  94-2967812
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          See Item 3
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
------------------ ------- -----------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                   ------- -----------------------------------------------------
     Number of       8     SHARED VOTING POWER
      Shares
   Beneficially            13,939,012 shares (including 4,651,939 shares
     Owned by              issuable upon conversion of notes and payable as
       Each                shares of interest under the notes) (see Item 5)
    Reporting      ------- -----------------------------------------------------
   Person With       9     SOLE DISPOSITIVE POWER

                           0
                   ------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item
          5)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.8% (see Item 5)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.      69357C107                     PAGE 4 OF 10 PAGES
-----------------------------------          -----------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BLUM STRATEGIC GP, L.L.C.         I.R.S. ID: 94-3303831
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          See Item 3
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------ ------- -----------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                   ------- -----------------------------------------------------
     Number of       8     SHARED VOTING POWER
      Shares
   Beneficially            13,939,012 shares (including 4,651,939 shares
     Owned by              issuable upon conversion of notes and payable as
       Each                shares of interest under the notes) (see Item 5)
    Reporting       ------ -----------------------------------------------------
   Person With       9     SOLE DISPOSITIVE POWER

                           0
                   ------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item
          5)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

          20.8% (see Item 5)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.      69357C107                     PAGE 5 OF 10 PAGES
-----------------------------------          -----------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BLUM STRATEGIC PARTNERS II, L.P.      I.R.S. ID:  94-3395151
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          See Item 3
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
------------------ ------- -----------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                   ------- -----------------------------------------------------
     Number of       8     SHARED VOTING POWER
      Shares
   Beneficially            13,939,012 shares (including 4,651,939 shares
     Owned by              issuable upon conversion of notes and payable as
       Each                shares of interest under the notes) (see Item 5)
    Reporting       ------- ----------------------------------------------------
   Person With       9     SOLE DISPOSITIVE POWER

                           0
                   ------- -----------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                           13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item
          5)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

          20.8% (see Item 5)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------          -----------------------------------
CUSIP NO.      69357C107                     PAGE 6 OF 10 PAGES
-----------------------------------          -----------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BLUM STRATEGIC GP II, L.L.C.                    I.R.S. ID:  94-3395150
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          See Item 3
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------ ------- -----------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                   ------- -----------------------------------------------------
     Number of       8     SHARED VOTING POWER
      Shares
   Beneficially            13,939,012 shares (including 4,651,939 shares
     Owned by              issuable upon conversion of notes and payable as
       Each                shares of interest under the notes) (see Item 5)
    Reporting      ------- -----------------------------------------------------
   Person With       9     SOLE DISPOSITIVE POWER

                           0
                   ------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item
          5)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.8% (see Item 5)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

-----------------------------------          -----------------------------------
CUSIP NO.      69357C107                     PAGE 7 OF 10 PAGES
-----------------------------------          -----------------------------------

This Amendment No. 11 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 2, 2003 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II") (collectively, the "Reporting Persons"); and Richard C. Blum. This amendment to the Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby supplemented by the following:


        On November 14, 2005, the Reporting Persons entered into a 2005 Amended and Restated Standstill Agreement with the Company which amends and supersedes the Amended and Restated Standstill Agreement by and among the Reporting Persons and the Company dated as of August 21, 2002. A copy of the Amended and Restated Standstill Agreement is attached as an exhibit hereto and incorporated into this
Item 4 by reference.

        On November 25, 2005, the Reporting Persons and the Company executed a Confidentiality Agreement relating to the Reporting Persons membership on the ad hoc committee of holders of the Company's 4 3/4% Convertible Subordinated Notes due 2006 (the "Notes" and such committee the "Ad Hoc Committee"), which amends and supersedes the Confidentiality Agreement by and among the Reporting Persons and the Company dated November 14, 2005. A copy of the Confidentiality Agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference.

        On November 28, 2005, the Ad Hoc Committee entered into a Commitment Letter with the Company with respect to a proposed $8 million financing facility to permit an interest payment on the Notes and to provide additional working capital to the Company (the "Commitment Letter"). A copy of the Commitment Letter is attached as an exhibit hereto and incorporated into this Item 4 by reference.

        Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

        Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which

-----------------------------------          -----------------------------------
CUSIP NO.      69357C107                     PAGE 8 OF 10 PAGES
-----------------------------------          -----------------------------------

relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Subject to the Commitment Letter, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        The Commitment Letter, the Amended and Restated Standstill Agreement and the Confidentiality Agreement are incorporated by reference into this Item 6.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated November 30, 2005.

2. 2005 Amended and Restated Standstill Agreement, dated November 14, 2005, among the Reporting Persons and the Company.

3. Confidentiality Agreement dated November 25, 2005, among the Reporting Persons and the Company.

4. Commitment Letter, dated November 28, 2005 among the Reporting Persons and the Company.

-----------------------------------          -----------------------------------
CUSIP NO.      69357C107                     PAGE 9 OF 10 PAGES
-----------------------------------          -----------------------------------

                                   SIGNATURES
        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2005

BLUM CAPITAL PARTNERS, L.P.
By: Richard C. Blum & Associates, Inc.
    its General Partner


By: /S/ GREGORY D. HITCHAN
    ----------------------
    Name:  Gregory D. Hitchan
    Title: Counsel and Secretary

RICHARD C. BLUM & ASSOCIATES, INC.



By: /S/ GREGORY D. HITCHAN
    ----------------------
    Name:  Gregory D. Hitchan
    Title: Counsel and Secretary


BLUM STRATEGIC GP, L.L.C.



By: /S/ GREGORY D. HITCHAN
    ----------------------
    Name:  Gregory D. Hitchan
    Title: Member and General Counsel


BLUM STRATEGIC PARTNERS II, L.P.
By: Blum Strategic GP II, L.L.C.,
    Its General Partner


By: /S/ GREGORY D. HITCHAN
    ----------------------
Name:  Gregory D. Hitchan
Title: Member and General Counsel


BLUM STRATEGIC GP II, L.L.C.


By: /S/ GREGORY D. HITCHAN
    ----------------------
    Name:  Gregory D. Hitchan
    Title: Member and General Counsel

-----------------------------------          -----------------------------------
CUSIP NO.      69357C107                     PAGE 10 OF 10 PAGES
-----------------------------------          -----------------------------------

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated November 30, 2005.

2. 2005 Amended and Restated Standstill Agreement, dated November 14, 2005, among the Reporting Persons and the Company.

3. Confidentiality Agreement dated November 25, 2005, among the Reporting Persons and the Company.

4. Commitment Letter, dated November 28, 2005 among the Reporting Persons and the Company.